Exhibit 99.1

Inspira Receives U.S. Patent Approval for the ART500 Core Technology,
Key Patent Positions the Company to Dominate $20 Billion Estimated Market

RA’ANANA, Israel, August 22, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, has received U.S. Patent approval for low flow rates extracorporeal oxygenation system and methods of use. This patent represents the core technology of the ART500 device, a key asset in the Company’s strategy to penetrate the $20 billion estimated market for advanced respiratory support. This innovation has 16 claims found to be novel.

The patent provides further protection for the underlying core technology of Inspira’s ART500 system, which is designed to provide extracorporeal oxygenation at low flow rates while maintaining patient safety and treatment efficiency. This capability targets a large, underserved patient population that requires respiratory support but may not be sick enough for traditional, high-flow ECMO systems, significantly expanding the potential market for Inspira’s technology. This approval strengthens Inspira’s intellectual property portfolio and reinforces the Company’s technological leadership in the field of advanced extracorporeal life support.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: “This patent has profound business implications for Inspira and for our ability to dominate a market with a potential size of $20 billion. We are creating a new therapeutic category for conscious, spontaneously breathing patients. Protecting our intellectual property is a critical pillar of our growth strategy, and this patent approval provides us with a distinct competitive advantage. While our ART100 system is already generating commercial momentum, this move fortifies our future and gives us the clear runway needed to translate our technological leadership into long-term value for our shareholders, and a new standard of care for patients worldwide.”

The newly received patent provides protection at least until the year 2043, covering key claims related to the ART500’s functionality, design, and clinical applications. Inspira is pursuing additional patents in major jurisdictions worldwide to expand its intellectual property coverage.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the belief that the patent represents its core technology underlying the ART500 system, a key asset in the Company’s strategy to penetrate the $20 billion estimated market for advanced respiratory support, that the patent provides further protection for the underlying core technology of the ART500 system, that the capability may significantly expand the potential market for Inspira’s technology, that the approval strengthens its intellectual property portfolio and reinforces its technological leadership in the field of advanced extracorporeal life support, that the patent has profound business implications and for the Company’s ability to dominate a market with a potential size of $20 billion, that the patent approval provides its with a distinct competitive advantage, that the patent approval fortifies its future and gives it the clear runway needed to translate its technological leadership into long-term value for its shareholders, and a new standard of care of patients worldwide, and that it is pursuing additional patents in major jurisdictions worldwide to expand its intellectual property coverage. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485